Filed by CF Finance Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CF Finance Acquisition Corp. III

Commission File No.: 333-256058

Date: August 3, 2021

Transcript: Interview with Michael Murray of Benzinga – 8/3/2021

Michael Murray:

Welcome, everyone, to this Benzinga interview. Today I'm joined by Blair LaCorte, the CEO of AEye. Blair, it's a pleasure to have you with us. How are you doing today?

Blair LaCorte:

I'm great, great. Thanks for having me.

Michael Murray:

Absolutely. Blair, some really exciting things that we're going to be talking about today. I'd like to start off with AEye and some of the technical things you guys do, but how is AEye different than other LiDAR players in the market? What exactly do you do that's specified and different from the rest of the space?

Blair LaCorte:

Sure. Well, I would say context, my dad always said, "Look, when you're investing, you bet on the macro, you optimize the micro, and then really the difference is the team." But I would say the difference in our company versus others, we play in the LiDAR market. I think most people realize that LiDAR as a deterministic sensor has been around for about 60 years, and just like cameras and radar and RFID, it's about to actually make it and show into the big time. You'll probably see LiDAR in almost everything you use over the next 10 years. You already have it in your iPad and your iPhone.

Blair LaCorte:

So in the LiDAR market itself, our differentiation both comes in the technology as well as in the business model compared to our competitors. Our technology is what we call adaptive LiDAR. Most of our team comes from the military. Again, LiDAR has been around for 60 years, been highly optimized in telecom in the military for the last 25, and what adaptive LiDAR really means is that most LiDAR's like a camera, just take an image using lasers, and they pull it back and they try to figure out what's interesting in that image. The difference in adaptive LiDAR is it was made for high-risk, high-speed, high-value type acquisitions, which means just like a human, as we're going down the road, if the situation changes, the pattern and how the laser actually interrogates the environment changes.

Blair LaCorte:

So really, AEye is the only adaptive LiDAR company. The business model is different in that we actually sell with partners, because we're an adaptive system. We give a lot of partners, for instance, the largest car integration companies and OEMs, the chance to kind of customize their product. It would be the difference, for those of your viewers who invest in tech, the difference between using an ASIC, which is hard-wired to do one thing over and over and over again, or using an Nvidia GPU, which uses a platform and you optimize to figure out how to bring information to make decisions.

Michael Murray:

Okay. Wonderful. Now, Blair, something else I'd like to ask you, there are a lot of misconceptions about this market, about AEye and all the things you guys are getting into. What are some of those misconceptions, and what can you kind of clarify for us about what sets you apart and makes you guys different?

Blair LaCorte:

Yeah, listen, it's a great question. I mean, a lot of people have heard about LiDAR, and there's great consensus that this is the next sensor that will be implemented to take us to the final step. Most sensors today actually assist humans. So a camera or a radar or an RFID system or ultrasonic, it can send us signals, but at the end of the day, the human has to actually take control, whether that's a car or a construction vehicle. The beauty of LiDAR is that it is the only deterministic sensor, which means it's 100% accurate at depth and distance. So this is one of the things that will enable a machine to actually be better than a human and a human to be a backup to the machine. That should change almost everything that moves or everything that tracks things that move.

Blair LaCorte:

So I think for me, having done a bunch of these interviews, two of the biggest misconceptions are people agree LiDAR will be in everything. I think one of the misconceptions is that it will replace cameras and it will replace radar systems. We think it will actually augment them. So the way our system was built was as a system. In the military, we actually use all sensors, and we integrate them together to bring back the same information. So the way we're architected is very different. Another misconception is that all LiDARs are the same, it's just a laser. Because of our experience and because we've been down this road before, we've built a very high-performance system. In fact, we're one of two people in the marketplace that uses a 1550 wavelength, which is a very powerful, but very, very safe wavelength.

Blair LaCorte:

So what we do is we actually enable at speed and with small objects to actually analyze the environment. What does that do? Well, listen. In a car company, they don't wake up every day and say, "I want to add a new sensor, and I want to add LiDAR in." They wake up and say, "What can I do to make my car safer? What can I do to add a new feature?" About 80% of the requests we have for new features today are things to do with highway. So we believe that we're extremely well-positioned not only in our functionality to be one of only two companies that can do highway autopilot, but also with our business model with partners like Continental, who already have relationships with the majority of OEMs, have sold 20 million LiDAR and over 100 million radar in the past.

Blair LaCorte:

One of the things that people ask us is, "Listen, I understand adaptive system. It actually is aware of what's happening. So if I'm on the highway, I may run a different pattern than if I'm in city. If it starts raining, I may jack up the energy." That seems very logical to have situational awareness. One of the things that we like to show about that situational awareness is how far we can actually adapt using the same sensor. So we actually have done a couple things that have never been done before. One is in distance. We just set the world record for distance with 1,000 meters. A second is in density, a very, very high density, 16, 100 per square inch.

Blair LaCorte:

But one of the ones that I think is really viscerally impressive is we just tracked a bullet at very, very high speed, small object. So you can imagine in the automotive industry, where you need functional safety, you need reliability, redundancy, and you also need very, very high peak performance, being able to track a bullet, that's an amazing feat, has never really been done with a commercial off-the-shelf system. I think that it was just a lot of fun to be able to push that envelope.

Blair LaCorte:

I think the second misconception is that this is all about technology. In reality, when you get to a mature market, especially a vertical market where you have to implement into a process or an existing sales channel, the business model and the management team matter. I'm very proud that on our team, we not only have a great diversity in technology, the ex-chief scientist for DARPA, Louis, the technical founder, was at NASA, Northrop and Lockheed developing the sensor systems for all of our jets, and myself working ground enforced deployment in Afghanistan and Iraq. We also have four members of our team who have been public company executives, gone through the IPO process, and built very, very large companies.

Blair LaCorte:

So at the end of the day, your investors are going to have to make a couple decisions. "Do I believe in the macro? Is this the differentiated company I want to go with? Do I understand enough about the technology?" You're never going to understand everything, and then ultimately, again, I believe the secret is how the management team will implement and react. Do you want to trust us with your money?

Michael Murray:

Wonderful. Very interesting. I think the addressable market that you have in front of you might be the most interesting part of this, but I'd like to talk about another detail, too, here. I'm very interested in the deep relationship you have with Continental. Can you tell us more details about that? Why is that so important for you?

Blair LaCorte:

Sure. Well, listen, many of your viewers may know Continental from, if you're a mountain biker, Phenomenal Tires are ... If you have a high-performance car, Phenomenal Tires. But Continental is about a 150-year-old company, and it's the largest in what ... You may have heard the term ADAS, the auto assist kind of things that we're putting into your car. I call it autonomy on demand. While your car may not be autonomous 100% of the time, you can see that in different aspects, whether you're parking or in the future on the highway, your car will be autonomous.

Blair LaCorte:

Continental is a leader in that area. They have 25 of the largest OEMs in the world, people you'd know. OEMs, of course, are the brand names and the car companies, and over 50 brands. So we partnered with Continental as one of the largest car integrators in the world as our customer to integrate that into their solution they deliver. So in the high-volume automotive market, we're different than all of our other competitors, because our customer's really what we call these tier ones, the largest companies in the world that actually put the cars together.

Michael Murray:

Wonderful. Thank you so much for all of that information, Blair. It's been a fantastic interview. We're really excited to be partnered up with you guys and teaching our audience more about AEye, and some of the things that you've given us today, I think are very, very interesting when it comes to your addressable market and some of the things you have in your future. Blair LaCorte, CEO of AEye, Thank you so much for joining us and telling us more about what you're doing.

Blair LaCorte:

Thanks. Thanks for having me.

****

About AEye

AEye is the premier provider of high-performance, active LiDAR systems for vehicle autonomy, advanced driver-assistance systems (ADAS), and robotic vision applications. AEye’s software-definable iDAR™ (Intelligent Detection and Ranging) platform combines solid-state active LiDAR, an optionally fused low-light HD camera, and integrated deterministic artificial intelligence to capture more intelligent information with less data, enabling faster, more accurate, and more reliable perception. The company is based in the San Francisco Bay Area and backed by world-renowned financial investors including Kleiner Perkins and Taiwania Capital, as well as GM Ventures, Continental AG, Hella Ventures, LG Electronics, Subaru-SBI, Pegasus Ventures (Aisin), Intel Capital, SK Hynix and Airbus Ventures. For more information, please visit www.aeye.ai.

About CF Finance Acquisition Corp. III

CF Finance Acquisition Corp. III (“CF III”) is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses CF III focuses on industries where its management team and founders have experience and insights and can bring significant value to business combinations. CF Finance Acquisition Corp. III is led by Chairman and Chief Executive Officer Howard W. Lutnick.

About Cantor Fitzgerald

CF III is sponsored by Cantor Fitzgerald. Cantor Fitzgerald, with over 12,000 employees, is a leading global financial services group at the forefront of financial and technological innovation and has been a proven and resilient leader for over 70 years. Cantor Fitzgerald & Co. is a preeminent investment bank serving more than 5,000 institutional clients around the world, recognized for its strengths in fixed income and equity capital markets, investment banking, SPAC underwriting and PIPE placements, prime brokerage, and commercial real estate and for its global distribution platform. Cantor Fitzgerald & Co. is one of the 24 primary dealers authorized to transact business with the Federal Reserve Bank of New York. Cantor Fitzgerald is a leading SPAC sponsor, having completed multiple initial public offerings and announced multiple business combinations through its CF Acquisition platform. For more information, please visit: www.cantor.com.

Important Information and Where to Find It

This communication relates to the proposed transactions between CF Finance Acquisition Corp. III (“CF III”) and AEye, Inc. (“AEye”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transactions, CF III has filed a registration statement on Form S-4, which includes a definitive proxy statement/prospectus. The definitive proxy statement/ prospectus has been sent to all CF III stockholders. CF III may also file other documents regarding the transactions with the SEC. Before making any voting or investment decision, investors and security holders of CF III are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transactions as they become available because they will contain important information about the proposed transactions, CF III and AEye.

Investors and security holders will be able to obtain free copies of the proxy statement/ prospectus and all other relevant documents filed or that will be filed with the SEC by CF III through the website maintained by the SEC at www.sec.gov or by directing a request to CF III to 110 East 59th Street, New York, NY 10022 or via email at CFFinanceIII@cantor.com.

Participants in the Solicitation

CF III and AEye and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CF III’s stockholders in connection with the proposed transactions. Information about CF III’s directors and executive officers and their ownership of CF III’s securities is set forth in CF III’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transactions may be obtained by reading the proxy statement/prospectus regarding the proposed transactions. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CF III or AEye , nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

Certain statements included in this communication that are not historical facts may constitute “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements include, but are not limited to, statements regarding CF III’s and AEye’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of CF III’s registration statement on Form S-1, the definitive proxy statement/prospectus on Form S-4 relating to the business combination, and other documents filed by CF III from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and CF III and AEye assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CF III nor AEye gives any assurance that either CF III or AEye will achieve its expectations.